FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

FIRST BANKERS' BANC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENT
  STATEMENT OF FINANCIAL CONDITION   2
  NOTES TO STATEMENT OF FINANCIAL CONDITION   3



One Metropolitan, 211 N. Broadway, Suite 600 / St. Louis, MO 63102

P 314.231.5544 / F 314.231.9731

forvis.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
First Bankers' Banc Securities, Inc.
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Bankers' Banc Securities, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

FORVIS, LLP   (Formerly, BKD, LLP)

We have served as the Company's auditor since 2022.

St. Louis, Missouri
March 30, 2023

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	271,050
Deposit with Clearing Organization		1,250,000
Receivables from Clearing Organization		3,911,305
Receivables		9,046
Securities Owned, at Fair Value		9,779,365
Fixed Assets, Net		95,434
Right-Of-Use Assets		582,855
Goodwill, Net		5,800,000
Income Taxes Receivable		49,401
Prepaid and Other Assets		218,559
Total Assets	$	21,967,015

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Securities Sold, Not Yet Purchased	$	2,016,140
Deferred Tax Liability, Net		44,853
Note Payable - Related Party		6,000,000
Lease Liabilities		583,322
Accounts Payable and Accrued Expenses		1,805,239
Total Liabilities		10,449,554

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		2,731,301
Total Stockholder's Equity		11,517,461
Total Liabilities and Stockholder's Equity	$	21,967,015

See accompanying Notes to Statement of Financial Condition

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States of America. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) under the Securities and Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

The Company is a wholly owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent"), which is majority owned by Midwest Independent Bancshares, Inc. (MIB, Inc.).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables
Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes the amount required for such an allowance would not be material to the financial statement.

Concentration of Risk
Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 17% of the Company's non-allowable accounts receivable balance was from this broker.

Goodwill
Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment and whenever events or changes in circumstances indicates it is more likely than not the fair value of the reporting unit or asset is less than its carrying value.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

During the fourth quarter of 2022 an internal qualitative evaluation was completed, and management determined that no impairment exists as of the date of these financial statements. The following table details the cumulative impairment losses.

Goodwill, Gross - December 31, 2022	$	6,630,768
Cumulative Impairment Losses		(830,768)
Goodwill, Net - December 31, 2022	$	5,800,000
Cumulative Impairment Losses, December 31, 2021	$	(830,768)
Impairment Loss in 2022		-
Cumulative Impairment Losses, December 31, 2022	$	(830,768)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade dates, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at fair value, and securities not readily marketable are valued at fair value as determined by management. Securities owned by the Company are considered to be trading securities due to the nature of the Company's business. Any gain or loss is recorded as Principal Transactions on the Statement of Income.

The Company may sell a security that it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>**Fair Value Measurements (Continued)**</u>

If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The Company has no assets or liabilities measured on a nonrecurring basis as of December 31, 2022.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Trading Securities

Trading securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company does not have any securities that are valued with Level 3 inputs.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
Revenue from contracts with customers generally includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms, either written or verbal. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

The Company follows the guidance for revenue recognition in accordance with FASB Update No. 2014-09, *Revenue From Contracts With Customers (Topic 606) (ASU 2014-09)*.

Fixed Assets
Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

Leases
The Company follows the guidance for lease accounting in accordance with Financial Accounting Standards Board ('FASB") Accounting Standards Codification ("ASC") 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space, office equipment, and vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease.

Lease Liabilities. A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ROU Assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Leases (Continued)

Accounting Policy Election for Short-Term Leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The balances in the lease asset and liability accounts at December 31, 2022 are as follows:

Right-Of-Use Assets	$	582,855
Lease Liabilities		583,322

Income Taxes
Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is not subject to federal or state income tax examinations for taxable years prior to 2019.

The Company follows the provision of the accounting standards for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2021 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest or penalties at December 31, 2022.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 30, 2023, the date the financial statements were issued.

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This deposit was increased from $1,000,000 to $1,250,000 on March 31, 2022 and was maintained in cash with the broker-dealer throughout the remainder of 2022.

NOTE 3   SECURITIES

Marketable securities owned and securities sold, not yet purchased consist primarily of state and political subdivisions debt instruments carried at fair value, as follows at December 31, 2022:

	Owned	Sold, Not Yet Purchased
U.S. Treasury Securities	$ -	$ 2,016,140
State and Political Subdivisions Debt Instruments	8,887,374	-
Mortgage-Backed Securities	137	-
Certificates of Deposit	23,264	-
Corporate Bonds	732,048	-
Stocks and Warrants	136,542	-
	$ 9,779,365	$ 2,016,140

Components of Securities Sold, Not Yet Purchased:

U.S. Treasury Securities	
United States Treasury Note @ 4.125%, maturity date of 09/30/2027	$ 2,016,140

NOTE 4   FIXED ASSETS

Fixed assets consist of the following at December 31, 2022:

Computer Equipment and Software	$	114,521
Less - Accumulated Depreciation		(19,087)
Fixed Assets, Net	$	95,434

NOTE 5   RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount, if payable, to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2022 and is collateralized by securities owned by the Company. Amount receivable from the clearing organization at December 31, 2022 was $3,911,305.

NOTE 6   INCOME TAXES

The deferred tax liability in the accompanying statement of financial condition is related to the book-to-tax differences in prepaid expenses, as follows:

Components of Deferred Taxes:

Deferred Tax Asset		
ROU Asset	$	143,849
Deferred Tax Liabilities		
Lease Liability		(143,964)
Depreciation		(23,555)
Prepaid Expenses		(21,183)
		(188,702)
Deferred Tax Liability, Net	$	(44,853)

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($562,228 at December 31, 2022) of aggregate indebtedness. As of December 31, 2022, the Company had net capital, as defined, of $4,797,455, which exceeded the minimum requirements of $562,228. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2022, the percentage of aggregate indebtedness to net capital for the Company was 175.79 percent.

NOTE 9   RELATED PARTY TRANSACTIONS

MIB, Inc. and wholly owned subsidiaries have formal operating and services agreements whereby the parties share employees and technology services. The costs reimbursed to MIB Inc. and Subsidiaries under these agreements are calculated based on actual employee-specific costs for those employees of MIB, Inc. and Subsidiaries that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company and/or specific costs paid for by MIB, Inc. and Subsidiaries for the sole use by the Company. The Company reimburses MIB, Inc and Subsidiaries for these expenses on a quarterly basis, and total reimbursements for 2022 were $280,092.

An unsecured revolving line of credit agreement has been established between MIB, Inc. and the Company for $6,000,000. Interest is calculated at 0.25% over the daily target range for the Federal Funds Rate as set by the Federal Reserve Open Market Committee. The interest rate on this loan may change daily and will change the same day the index changes. Interest is payable monthly by the 25th calendar day of each month.

This note was renewed during 2022 for an eighteen-month extension, with a maturity date of February 1, 2024. On December 31, 2022, the loan amount outstanding was $6,000,000.

NOTE 10   OFF-BALANCE SHEET AND CREDIT RISKS

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2022 is not expected to have a material adverse effect on the financial statements of the Company.

NOTE 11   FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value, refer to Note 1 – Summary of Significant Accounting Policies to the Statement of Financial Condition. The following table presents the balances, by category, of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 8,887,374	$ -	$ 8,887,374
Mortgage-Backed Securities	-	137	-	137
Certificates of Deposit	-	23,264	-	23,264
Corporate Bonds	-	732,048	-	732,048
Stocks and Warrants	-	136,542	-	136,542
	$ -	$ 9,779,365	$ -	$ 9,779,365
Liabilities:				
Securities Sold, Not Yet Purchased:				
U.S. Treasury Securities	$ 2,016,140	$ -	$ -	$ 2,016,140

NOTE 12   OPERATING LEASES

The Company has obligations as a lessee for office space, office equipment, and vehicles with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. These leases may contain renewal options for periods ranging up to five years. Because the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's real estate taxes and operating costs, including common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE 12   OPERATING LEASES (CONTINUED)

Other information related to leases as of December 31, 2022 is as follows:

Weighted-average remaining lease term:
    Operating Leases   4.8

Weighted-average discount rate:
    Operating Leases   4.5%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Lease liabilities under operating leases as of December 31, 2022 are as follows:

Year	
2023	$ 141,282
2024	131,108
2025	131,904
2026	133,305
2027	112,060
Total Undiscounted Lease Payments	649,659
Less Interest	(66,337)
Total Lease Liabilities	$ 583,322